Aberdeen Chile Fund, Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

February 15, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aberdeen Chile Fund, Inc.
Securities Act File No. 333-222219
Pre-Effective Amendment No. 2

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Aberdeen Chile Fund, Inc. (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-222219) (the “Amendment”) so that the Amendment is declared effective on Friday, February 16, 2018, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Dean Caruvana of Willkie Farr & Gallagher LLP at (212) 728-8172, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aberdeen Chile Fund, Inc.

By:	/s/ Lucia Sitar
Name: Lucia Sitar
Title: Vice President